For Immediate Release

Sears Canada to Seek Court Approval of a Sale and Investment Solicitation Process, Extension of Stay Period to October 4, 2017 and Suspension of Certain Payments

Toronto, ON, July 6, 2017 - Sears Canada Inc. (“Sears Canada” or the “Company”) (TSX: SCC) and certain of its subsidiaries (the “Sears Canada Group”) today announced that the Sears Canada Group has filed motion materials with the Ontario Superior Court of Justice (Commercial List) (“Court”) regarding orders it intends to seek in support of its restructuring efforts under the Companies’ Creditors Arrangement Act (“CCAA”) at a comeback hearing scheduled for July 13, 2017. The Sears Canada Group was granted creditor protection under the CCAA pursuant to an Initial Order issued by the Court on June 22, 2017. At that time the Sears Canada Group communicated that it was likely going to have to seek additional orders in the CCAA proceedings.

Sale and Investment Solicitation Process

The Sears Canada Group intends to seek the Court’s approval of a sale and investment solicitation process (“SISP”), which will be conducted by its financial advisor, BMO Capital Markets, on behalf of the Sears Canada Group and under the supervision of the Monitor, FTI Consulting Canada Inc., and the Special Committee of the Board of Directors of Sears Canada, comprised solely of independent directors. The purpose of the SISP is to seek out proposals for the acquisition of, or investment in, the Sears Canada Group’s business, property and/or leases, and to implement one or a combination of proposals. October 4, 2017 is the deadline for the Sears Canada Group to obtain Court approval of successful bid(s) and the SISP has an anticipated completion date for all transactions by October 25, 2017.

Extension of Stay Period to October 4, 2017

The Sears Canada Group intends to seek to extend the stay period provided by the Initial Order up to and including October 4, 2017, to allow for the Sears Canada Group’s businesses to keep operating while the SISP is implemented. This date is also the deadline for the Sears Canada Group to obtain Court approval of successful bid(s).

Suspension of Certain Payments

Cash constraints at the Sears Canada Group have resulted in challenges for a number of valued stakeholders, including associates whose positions were recently eliminated or will be eliminated when a number of Sears Canada locations across the country close, retirees, suppliers and landlords. The Company previously announced that it could not continue its restructuring efforts outside of a CCAA proceeding and that it is not able to make payments to certain stakeholders; payments it would normally make if it were not cash constrained and operating under the protection of the CCAA.

The Sears Canada Group previously announced that it had obtained debtor-in-possession financing of $450 million (the “DIP Financing”). The DIP Financing requires that the Sears Canada Group comply with a budget, which does not provide for the payments listed below. Accordingly, at the hearing scheduled for July 13, 2017, the Sears Canada Group will seek Court approval for the suspension of the following payments:

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Special payments towards the defined benefit (“DB”) component of the Sears Registered Retirement Plan (“SRRP”): These payments amount to approximately $3.7 million per month. It should be noted that the assets of the DB component of the SRRP are held by CIBC Mellon - an independent trust company - and are separate and apart from the Company’s assets. As such, they are not subject to claims by the Company’s creditors.

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Post-Retirement Health and Dental Benefits: The average cost of continuing to pay post-retirement health dental benefits amounts to approximately $800,000 monthly (plus tax), which fluctuates depending on the number of claims made.

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Post-Retirement Life Insurance Premiums: These payments amount to approximately $245,000 monthly (plus tax). For the same reasons as outlined above with respect to the special payments, the Sears Canada Group cannot continue to make payments in respect of the life insurance benefits, including premiums for life insurance coverage.

Sears Canada will continue to provide updates regarding its restructuring as developments warrant.

Additional Information

The Sears Canada Group was granted an Initial Order and protection under the CCAA on June 22, 2017. A copy of the Initial Order and other information is be available on the Monitor’s website at http://cfcanada.fticonsulting.com/searscanada. Information regarding the CCAA process may also be obtained by calling the Monitor’s hotline at 416-649-8113 or 1-855-649-8113 (toll free), or by email searscanada@fticonsulting.com

About Sears Canada

Sears Canada Inc. is an independent Canadian digital and store-based retailer and technology company whose head office is based in Toronto. Sears Canada's unique brand format offers premium quality Sears Label products, designed and sourced by Sears Canada, and of-the-moment fashion and home décor from designer labels in The Cut @ Sears. Sears Canada also has a top ranked appliance and mattress business in Canada. Sears Canada is undergoing a reinvention, including new customer experiences at every touchpoint, a new e-commerce platform, new store concepts, and a new set of customer service principles designed to deliver WOW experiences to customers. Information can be found at sears.ca/reinvention. Sears Canada operates as a separate entity from its U.S.- based co-founder, now known as Sears Holdings Corp. based in Illinois. Sears Canada’s shares trade on the TSX (SCC). On June 28, 2017, the TSX determined to delist Sears Canada’s common shares effective at the close of market on July 28, 2017, unless Sears Canada requested an appeal of that decision to delist the shares. Sears Canada does not intend to appeal the decision.

Forward Looking Information

Certain matters set forth in this news release, including but not limited to statements with respect to the CCAA application and proceedings, the restructuring process, and the Sears Canada Group’s ability to meet its obligations are forward looking. These forward-looking statements reflect management’s current views and are based on certain assumptions, including assumptions as to future operating conditions and courses of action, restructuring alternatives, economic conditions, and other factors that management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including the risk that the restructuring may be protracted as well as those risks and uncertainties identified under the heading “Risks and Uncertainties” in Sears Canada’s management’s discussion and analysis for the 52-week period ended January 28, 2017, and for the 13-week period ended April 29, 2017, available at www.sedar.com. These forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances.

For more information regarding the Sears Canada Restructuring

Media contact:

Joel Shaffer
416-649-8006
jshaffer@longviewcomms.ca

Peter Block
416-649-8008
pblock@longviewcomms.ca